 Table of Contents

Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2006
	(dollars in millions)
Earnings:
Income before income taxes	$220.1
Add:
Interest expense	69.4
Amortization of debt expense	2.5
Interest component of rent expense	12.3
Earnings	$304.3
Fixed charges:
Interest expense	69.4
Amortization of debt expense	2.5
Interest component of rent expense	12.3
Fixed charges	$84.2
Ratio of earnings to fixed charges	3.6	x